SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 07, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
7 September 2012

Number:
22/12

SALE OF RICHARDS BAY MINERALS FOR US$1.91 BILLION

BHP Billiton has completed the sale of its 37 per cent non-operated interest in Richards Bay Minerals (RBM) to Rio Tinto.

As part of the restructuring of RBM in 2009, BHP Billiton and Rio Tinto concluded an option agreement that made provision for BHP Billiton to sell its interest in RBM to Rio Tinto pursuant to an agreed valuation process. BHP Billiton and Rio Tinto announced on 1 February 2012 that this option had been exercised and that completion of the transaction was conditional upon the fulfilment of customary regulatory approvals, all of which have now been met.

Pursuant to the prescribed valuation process, BHP Billiton has sold its entire interest in RBM for US$1.91 billion before adjustments. The divestment reflects the company’s commitment to a simpler, more scalable upstream portfolio.

RBM is a South African mineral sands mining and smelting operation and the leading producer of chloride titanium dioxide feedstock. Prior to completion of the sale, BHP Billiton held a 37 per cent equity stake in RBM with equity partners Rio Tinto (37 per cent), Black Economic Empowerment (BEE) parties (24 per cent) and employees (2 per cent). Rio Tinto manages the operation and is responsible for the marketing of RBM’s products.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Deirdra McCracken
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Deirdra.S.McCracken@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : September 07, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary